UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A1

                                 (Amendment No. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                 SURETY CAPITAL CORPORATION
14:   -----------------------------------------------------------------------
                                (Name of Issuer)


     COMMON STOCK, $0.01 PAR VALUE PER SHARE
19:  --------------------------------------------------------------------
                         (Title of Class of Securities)


                                  868666 20 7
24:   ------------------------------------------------------------------------
                                 (CUSIP Number)



                                  Richard Calabrese
                             Corinthian Capital Corporation
                          10 East 53rd Street, 22nd Floor
                              New York, New York 10022

34:  -------------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)




                                 June 26 2007
 ------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================


CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 2 OF 14 PAGES

       ----------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CF SERVICES, INC.
----------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                  (SEE INSTRUCTIONS)                                  (B) [ ]
82:    ----------------------------------------------------------
3.                SEC USE ONLY


-------------------------------------------------------------------------
4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC

91:   --------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]


-----------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK


102:    ----------------------------------------------------------------------
                               7.     SOLE VOTING POWER

                                      409,200
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             409,200
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
118:   ----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  409,200
122:    -------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES (SEE INSTRUCTIONS)                     [  ]
-----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.6%
129:    ---------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO


================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 3 OF 14 PAGES

139:  ---------------------------------------------------
1.        NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
                  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CORINTHIAN PARTNERS, L.L.C.
--------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
-------------------------------------------------------------------------
3.                SEC USE ONLY

- ------------------------------------------------------------------
4.                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC

155:    -----------------------------------------------------------------------
5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]

---------------------------------------------------------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------
                               7.     SOLE VOTING POWER

                                      203,238
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             203,238
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
180:   ---------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  203,238
----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
187:  -------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.8%
----------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  BD



================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 4 OF 14 PAGES

---------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CORINTHIAN HOLDINGS L.L.C.
-----------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
210:   -----------------------------------------------------------------
3.                SEC USE ONLY

213:  -------------------------------------------------------------------
4.                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC

218:   ------------------------------------------------------------------
5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]

-------------------------------------------------------------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
227:   ---------------------------------------------------------------
                               7.     SOLE VOTING POWER

                                      612,438
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0



    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             612,438
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,438
----------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
---------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.4%
--------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  HC



================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 5 OF 14 PAGES

268:    -------------------------------------------------------------------
1.                NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
                  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  CORINTHIAN CAPITAL CORPORATION
-------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
276:    --------------------------------------------------------------------
3.                SEC USE ONLY

-----------------------------------------------------------------
4.                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC

284:    ------------------------------------------------------------------
5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]

-----------------------------------------------------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
-------------------------------------------------------------------
                               7.     SOLE VOTING POWER

                                      612,438
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             612,438
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
309:    ----------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,438
313:   -------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
316:    -------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.4%
320:    --------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  CO




================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 6 OF 14 PAGES

----------------------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  RICHARD CALABRESE
337:    ---------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
---------------------------------------------------------------
3.                SEC USE ONLY

343:    ----------------------------------------------------------------
4.                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC

-----------------------------------------------------------
5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION


                  UNITED STATES
358:    ---------------------------------------------------------------
                               7.     SOLE VOTING POWER

                                      612,438
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             612,438
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
374:   -----------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,438
-------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
381:    --------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.4%
385:    -----------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  IN




================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 7 OF 14 PAGES

397:    -------------------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  MITCHELL MANOFF
402:    --------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
405:    --------------------------------------------------------
3.                SEC USE ONLY

-------------------------------------------------------
4.                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC

----------------------------------------------------------
5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)                                   [ ]

417:    -----------------------------------------------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
422:    ------------------------------------------------------------
                               7.     SOLE VOTING POWER


                                      612,438
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             612,438
                              --------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                      0
---------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,438
-----------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
-------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.4%
------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  IN




================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 8 OF 14 PAGES
---------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

      (a) Security and Issuer: This Amendment No. 2 to Schedule 13D amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 18, 2005 with respect to the common stock, par value $0.01 per share, of Surety Capital Corporation. The principal offices of the issuer of such securities is located at 1501 Summit Avenue, Forth Worth, Texas 76102.

           ---------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

      (a) Name:

       This statement is filed on behalf of each of the following persons:

          (i)    CF Services, Inc.

          (ii)   Corinthian Partners, L.L.C.

          (iii)  Corinthian Holdings L.L.C.

          (iv)   Corinthian Capital Corporation

          (v)    Richard Calabrese

          (vi)   Mitchell Manoff


      (b) Residence or business address:

          The business address of each of the persons listed above is:

          10 East 53rd Street, 22nd Floor
          New York, New York 10022


      (c) CF Services, Inc. ("CF Services") is a New York corporation whose principal business is seeking to invest in businesses engaged in the securities and/or commercial banking industries. The executive officers and directors of CF Services are Richard Calabrese who serves as President and Chairman of the Board of Directors, Mitchell Manoff who serves as Chief Executive Officer and a Director, and Pamela Halk who serves as Chief Financial Officer.

          Corinthian Partners, L.L.C. ("Corinthian Partners") is a New York limited liability company which is engaged in business as a registered securities broker-dealer.

          Corinthian Holdings L.L.C. ("Corinthian Holdings") is a New York limited liability company which is the sole managing member of Corinthian Partners and the controlling shareholder of CF
          Services. The principal business of Corinthian Holdings is to act as a holding company for Corinthian Partners, CF Services and other affiliated companies. Corinthian Holdings does not own any shares of the issuer directly, but owns shares indirectly in its capacity as sole managing member of Corinthian Partners and controlling shareholder of CF Services.



================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D              PAGE 9 OF 14 PAGES
------------------------------------------------------------

          Corinthian Capital Corporation ("Corinthian Capital") is a New York corporation which is the sole managing member of Corinthian Holdings. The principal business of Corinthian Capital is to act as managing member of Corinthian Holdings. The executive officers and directors of Corinthian Capital are Richard Calabrese who serves as President and Chairman of the Board of Directors and Mitchell Manoff who serves as Chief Executive Officer and a Director. Corinthian Capital Corporation does not own any shares of the issuer directly, but owns shares indirectly in its capacity as sole managing member of Corinthian Holdings.

          Richard Calabrese owns 50% of the capital stock of Corinthian Capital and serves as President and Chairman of the Board of Directors of Corinthian Capital. Mr. Calabrese's principal occupation is as President of Corinthian Partners, as President of Corinthian
          Partners Asset Management, LLC ("CPAM"), a registered investment advisory firm owned by Corinthian Holdings, and as President and Chairman of the Board of Directors of CF Services. Mr. Calabrese does not own any shares of the issuer directly, but owns shares indirectly in his capacity as a shareholder of Corinthian Capital Corporation.

          Mitchell Manoff owns 50% of the capital stock of Corinthian Capital and serves as Chief Executive Officer and a Director of Corinthian Capital. Mr. Manoff's principal occupation is as Chief Executive Officer of Corinthian Partners, as Chief Executive Officer of CPAM, and as Chief Executive Officer and a Director of CF Services. Mr. Manoff does not own any shares of the issuer directly, but owns shares indirectly in his capacity as a shareholder of Corinthian Capital Corporation.

     (d) During the past five years, none of the reporting persons, or any other person named in Item 2(c), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e) During the past five years, none of the reporting persons, or any other person named in Item 2(c), was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such reporting person (or other person) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


      (f) Citizenship:

          CF Services, Inc. is corporation formed under the laws of the State of New York

          Corinthian Partners, L.L.C. is a limited liability company formed under the laws of the State of New York.

          Corinthian Holdings L.L.C. is a limited liability company formed under the laws of the State of New York.

          Corinthian Capital Corporation is a corporation formed under the laws of the State of New York.


          Richard Calabrese, Mitchell Manoff and each other person named in Item 2(c) is a citizen of the United States




================================================================================

CUSIP NO. 868666 20 7               SCHEDULE 13D             PAGE 10 OF 14 PAGES
602:   ---------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CF Services, Inc. acquired 438,200 shares of common stock in an open market purchase on January 3, 2005 for an aggregate consideration of $109,550. The source of these funds was working capital of CF Services, Inc.

Corinthian Partners, L.L.C. acquired 317,850 shares of common stock in a Series of open market purchases from November 23, 2004 to January 5, 2005, for an aggregate consideration of $85,820. The source of these funds was working capital of Corinthian Partners.


                       ------------------


ITEM 4.   PURPOSE OF TRANSACTION


     CF Services and Corinthian Partners entered into the transactions described above for general investment purposes.

     Corinthian Holdings intends to purchase substantially all of the assets of the issuer and is currently in negotiations with the issuer regarding a potential acquisition. If such acquisition is consummated, Corinthian Holdings intends to transfer the acquired assets to CF Services on terms to be negotiated.




================================================================================


CUSIP NO. 868666 20 7               SCHEDULE 13D             PAGE 11 OF 14 PAGES
----------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


     CF Services, Inc.:

     (a) Amount Beneficially Owned: 409,200 shares of common stock, representing 3.6% of the outstanding common stock.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote: 409,200

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 409,200

       (iv) shared power to dispose or to direct the disposition: 0

     Corinthian Partners, L.L.C.:

     (a) Amount Beneficially Owned: 203,238 shares of common stock, representing 1.8% of the outstanding common stock.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote: 203,238

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 203,238

       (iv) shared power to dispose or to direct the disposition: 0


     Corinthian Holdings L.L.C.:

     (a) Amount Beneficially Owned: 612,438 shares of common stock, representing 4.2% of the outstanding common stock.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote: 612,438

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 612,438

       (iv) shared power to dispose or to direct the disposition: 0


     Corinthian Capital Corporation:

     (a) Amount Beneficially Owned: 612,438 shares of common stock, representing 4.2% of the outstanding common stock.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote: 612,438

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 612,438

       (iv) shared power to dispose or to direct the disposition: 0




================================================================================

CUSIP NO.  868666 20 7              SCHEDULE 13D             PAGE 12 OF 14 PAGES
------------------------------------------------

     Richard Calabrese:

     (a) Amount Beneficially Owned: 612,438 shares of common stock, representing 4.2% of the outstanding common stock.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote: 612,438

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 612,438

       (iv) shared power to dispose or to direct the disposition: 0

     Mitchell Manoff:

     (a) Amount Beneficially Owned: 612,438 shares of common stock, representing 4.2% of the outstanding common stock.

     (b) Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote: 612,438

       (ii)  shared power to vote or to direct the vote: 0

       (iii) sole power to dispose or to direct the disposition: 612,438

       (iv) shared power to dispose or to direct the disposition: 0

     (c) In addition to the acquisition of beneficial ownership reported in Item 3 of this Schedule 13D, the following transactions with respect to the common stock of the issuer were effected within the last 60 days by the reporting persons:

Identity of           Date of       Type of       Amount of     Where
Person                Transaction   Transaction   Securities    Effected

Corinthian Partners   1/17/05       Sale           112,300      OTCBB

Corinthian Partners   1/19/05       Sale           39,600       OTCBB

Corinthian Partners   1/20/05       Purchase       1,000        OTCBB

CF Services           1/20/05       Sale           40,000       OTCBB

Corinthian Partners   2/7/05        Purchase       10,000       OTCBB

Corinthian Partners   2/8/05        Sale           52,500       OTCBB

CF Services           2/8/05        Sale           44,000       OTCBB

CF Services	      6/26/07 	    Sale	   10,000  	OTCBB

     (d) CF Services, Inc. has the right to receive all dividends on the shares of common stock owned by it and all proceeds from the sale of such securities. Corinthian Partners, L.L.C. has the right to receive all dividends on the shares of common stock owned by it and all proceeds from the sale of such securities.

     (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the common stock as of February 8, 2005.

           ---------------------------------------------------------

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect any securities of the issuer, including transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           ---------------------------------------------------------

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit          Title

        A             Joint Filing Agreement









================================================================================


CUSIP NO. 868666 20 7               SCHEDULE 13D             PAGE 13 OF 14 PAGES
809:    -----------------------------------------------------


                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 2005

CF SERVICES, INC.

By: /s/ Richard Calabrese
- -------------------------------------

Richard Calabrese, President
- -------------------------------------
NAME/TITLE


CORINTHIAN PARTNERS, L.L.C.

By: /s/ Richard Calabrese
- -------------------------------------

Richard Calabrese, President
- -------------------------------------
NAME/TITLE


CORINTHIAN HOLDINGS L.L.C.

By: /s/ Richard Calabrese
- -------------------------------------

Richard Calabrese, President
- -------------------------------------
NAME/TITLE


CORINTHIAN CAPITAL CORPORATION

By: /s/ Richard Calabrese
- -------------------------------------

Richard Calabrese, President
- -------------------------------------
NAME/TITLE



/s/ Richard Calabrese
- -------------------------------------

Richard Calabrese
- -------------------------------------
NAME


/s/ Mitchell Manoff
- -------------------------------------

Mitchell Manoff
- -------------------------------------
NAME






================================================================================


CUSIP NO. 868666 20 7               SCHEDULE 13D             PAGE 14 OF 14 PAGES
-------------------------------------------------


                                    EXHIBIT A
                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the ordinary shares of Surety Capital Corporation, dated as of January 18, 2005 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: January 18, 2005

CF SERVICES, INC.

By: /s/ Richard Calabrese
    -------------------------------------
    Name: Richard Calabrese
    Title: President



CORINTHIAN PARTNERS, L.L.C.

By: /s/ Richard Calabrese
    -------------------------------------
    Name: Richard Calabrese
    Title: President


CORINHTIAN HOLDINGS L.L.C.

By: /s/ Richard Calabrese
    -------------------------------------
    Name: Richard Calabrese
    Title: President


CORINTHIAN CAPITAL CORPORATION

By: /s/ Richard Calabrese
    -------------------------------------
    Name: Richard Calabrese
    Title: President



/s/ Richard Calabrese
- -------------------------------------


Richard Calabrese



/s/ Mitchell Manoff
- -------------------------------------
Mitchell Manoff